GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138492

+65-9684-1256

January 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited (the “Company”)

Registration Statement on Form F-1

File No. 333-261949

Dear Mr. Anderegg:

Reference is made to our letter, filed as correspondence via EDGAR on January 11, 2022, in which Grab Holdings Limited (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form F-1 (the “Registration Statement”) to 9:00 a.m. Eastern Time on January 13, 2022, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”). The Company hereby withdraws its Acceleration Request and requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective on January 14, 2022, at 9:00 AM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Brian V. Breheny at (202) 371-7180, Jonathan B. Stone at +852-3740-4703 or Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP, and that such effectiveness also be confirmed in writing.

Very truly yours, GRAB HOLDINGS LIMITED

By:	/s/ Peter Oey
Name: Peter Oey
Title: Chief Financial Officer

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.

Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP